Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The common stock, par value $0.001 per share (the “common stock”) of Global Clean Energy Holdings, Inc. (“GCEH,” “we,” “our,” and “us”) is registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our common stock and preferred stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation (the “Certificate of Incorporation”) and our Bylaws (the “Bylaws”), each of which is filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read the Certificate of Incorporation and the Bylaws, as well as the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock and 50,000,000 shares of preferred stock, par value $0.001 per share (the “preferred stock”). As of October 10, 2020, 358,499,606 shares of our common stock were issued and outstanding, and 13,000 shares of Series B Convertible Preferred Stock were issued and outstanding, which shares were convertible into 11,818,181 shares of common stock

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividend Rights

Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors, subject to any preferential dividend rights of any series of preferred stock that may be outstanding.

Liquidation Rights

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the preferential rights of any outstanding preferred stock.

Absence of Other Rights

Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue.

Trading Symbol and Transfer Agent

Our common stock is traded on the OTC.PK pink marketplace under the symbol “GCEH.” The transfer agent and registrar for our common stock is Colonial Stock Transfer Co, Inc.  The address of our transfer agent and registrar is 66 Exchange Place, Ste 100 Salt Lake City, UT 84111, and its telephone number is (801) 355-5740.

Preferred Stock

Under our Certificate of Incorporation, our Board of Directors has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions, and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference, and sinking fund terms, any or all of which may be preferential to or greater than the rights of the common stock.

The authority possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights, conversion rights, and other rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Series B Convertible Preferred Stock

In 2007, we created a new class of preferred stock, the Series B Convertible Preferred Stock, designated as “Series B Convertible Preferred Stock.” The shares of Series B Convertible Preferred Stock have a stated value of $100 per share for the purpose of calculating amounts payable upon liquidation, dissolution or winding up, and adjustments to the conversion price. The rights of the Series B Convertible Preferred Stock are set forth in the Certificate of Incorporation, which gives the holders of the Series B Convertible Preferred Stock the rights, preferences and privileges described in the following paragraphs.

The Series B Convertible Preferred Stock shall, with respect to the rights of the stockholders upon liquidation, dissolution or winding up of the affairs of the corporation, rank senior and prior to the common stock.  In case of the voluntary or involuntary liquidation, dissolution or winding-up of the affairs of GCEH, each share of Series B Convertible Preferred Stok shall be entitled to $100 per share, plus an amount equal to the dividends declared and unpaid with respect to each such share.

No dividends are required to be paid to the holders of Series B Convertible Preferred Stock.  However, no dividend shall be declared or paid on the common stock, other than dividends payable solely in capital stock, unless an equivalent dividend (computed in proportion to the number of shares of common stock into which each share of Series B Convertible Preferred Stock is then convertible) is paid and declared for all outstanding shares of Series B Convertible Preferred Stock.

The holders of Series B Convertible Preferred Stock shall be entitled to vote upon all matters presented to GCEH’s stockholders, together with the holders of the common stock as one class.  Each share of Series B Convertible Preferred Stock shall entitle the holder thereof to that number of votes equal to the number of shares of common stock into which each such share of Series B Convertible Preferred Stock would have been convertible.

The Series B Convertible Preferred Stock may, at the option of the holder, be converted at any time or from time to time into fully paid and non-assessable shares of common stock at the conversion price in effect at the time of conversion.  Each share of Series B Convertible Preferred Stock may be converted into a number of shares of common stock determined by dividing (i) $100 by (ii) the conversion price of such shares as in effect on the date of conversion.  The conversion price currently is $0.11 per share.  The initial conversion price shall be subject to adjustment upon stock dividends, subdivisions, reclassification and combinations of our stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock because, among other reasons, the negotiation of such proposals could improve their terms.  However, these provisions may have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our Certificate of Incorporation and Bylaws include provisions that:

•authorize our Board of Directors to issue, without further action by the stockholders, up to 50,000,000 shares of preferred stock in one or more series designated by the Board of Directors;

•provide that our board of directors will establish the authorized number of directors from time to time within the limits specified in the bylaws;

•specify that special meetings of our stockholders can be called only by our Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President;

•establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board of Directors; and

•provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation such as GCEH from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless:

•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

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